Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:    132-02838)

Date: November 17, 2020

The following is a transcript of a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp that is first being made available on November 17, 2020

HOPE KING - IPO Edge: Patty welcome and congratulations on the upcoming merger.

PATTI COOK - Finance of America: Thanks for having me today.

HOPE KING - IPO Edge: To start, I want to talk about how finance of America is different from the other mortgage companies that have announced recently also to go public.

PATTI COOK - Finance of America: Yeah, I love that question because we were purposely built to be different. We are a diversified platform: three lending businesses, a fee for service business and portfolio management activities. And the reason we chose diversification is so that we could deliver growing cycle-resistant returns throughout any market outcome. So, when you look at the construction, we're actually in three lending businesses, not just one. We're in forward mortgage, but it's supplemented by reverse and commercial. So, the diversification of our platform is unique when we compare ourselves to a model like a monoline mortgage company.

HOPE KING - IPO Edge: And we're going to come back to why that structure may also be helping you weather the pandemic right now. But first, I also want to talk about why the company has decided to go forward through a SPAC merger versus a traditional IPO.

PATTI COOK - Finance of America: Yeah, that's also an interesting sort of turn of events. We were always on the path to go public and we were beginning down the more traditional path of an IPO when this particular SPAC came to us with the idea of going through that process. And the reason that it was so compelling is the three sponsors of the path. Edmond Safra, Lance West and Chinh Chu to are renowned in the financial you know, in finance. They've been around a long time, and one of them, Lance West, has actually worked with us before. So, it was the unique partnership with them that was so appealing. And we think, for sure, one of them will be on the board. But the advice and the opportunity they presented to us was particularly compelling.

HOPE KING - IPO Edge: All right, and that's a great way to explain some of the options too. We know that the traditional IPO is still a viable path for some companies and we've seen direct listings come, but SPACs are certainly now a very wonderful option for companies like yours. Now let's talk about the pandemic, a little bit more the mortgage market actually has held up surprisingly well despite the record low interest rates. What else are you seeing heading into next year.

PATTI COOK - Finance of America: So, it's really the dynamic is like something I've never seen before. I mean, I've been in the business for 40 years and in the mortgage market in particular. You've got the combination of incredibly low rates. You've got a very supportive Fed, they're buying mortgages, and this has led to a tremendous supply of ReFi’s. It's incredible. Probably three quarters of the mortgages that are outstanding re-financeable. And that totals probably $8 trillion and yet the mortgage market can only process about $3 trillion a year. So, the result is everybody's capacity is filled up and therefore the pricing power is in the hands of the lender and this is as profitable at time for mortgage, honestly, if I've ever seen. So, the question becomes, well, how long does it last? And when we think about planning for the future, we plan for a time when mortgages, go back to normal. And we're growing our business for that scenario but we're well positioned to take advantage of the current environment. And I think most would say that this will continue into 2021.

HOPE KING - IPO Edge: There are three parts of your business, as you mentioned, there's also proprietary technology that you have. Talk about how all of this enables you to innovate and separate yourself from the competitors.

PATTI COOK - Finance of America: Yeah, I love the question. So, we think about technology as an enabler. Right, it enables everything we do, it creates the foundation on which the entire business stands. So, our operational capability is very dependent on good technology and we think it's best in class. And at the same time, the way you go to market and the way your customer experiences you, is also incredibly important. And we've built a point of sale there where we interact with our customers that we think is best in class. And we have an indicator that that's true. Our net promoter score is always above 90. Right now, it's running about 97%, 98%. So, we look at technology as an enabler. We think we do it really well and our customers seem to find that we do as well.

HOPE KING - IPO Edge: And that's really important going into the maybe differences in the housing market now versus the robust ones we've had just a couple of years ago. And then I really want to also ask if you see a difference in the housing crisis that we saw over a decade ago versus maybe the one we might be going into. Or just really the housing market in general, as we've seen some pockets of America actually seeing a really big boom in terms of housing sales.

PATTI COOK - Finance of America: Yeah, I mean I had a front row seat during the crisis, in a way. I was actually Freddie Mac at the time, so I know what that looks like. And I understand what drove that crisis. This is very different, like as far as the housing market goes, the housing market is actually very well supported. And it's supported for two reasons. One, obviously, low rates. Everybody able to ReFi their mortgage. And if you think about it, that's also economic stimulus. It's putting more cash in the in the hands of the borrower. But the other thing that's interesting is if you look kind of one way or down, you'll see that the purchase market is actually growing. And the purchase market is growing because of millennials, household formation and increasingly they want to live in single-family homes. So that dynamics going forward, whether you look at the MBA forecast or you look at the Fanny forecast, has purchases growing.

HOPE KING - IPO Edge: And on the investor call it was mentioned that reverse mortgages have tailwinds that have not been really a function of those low rates. What are those tailwinds?

PATTI COOK - Finance of America: And actually, Hope, I'm glad you brought that back up, because the selection of reverse to complement forward and the selection of commercial, were picked because their tail winds are different. Right, we just talked about mortgage and that's all about interest rates. In reverse, it's much less about rates and it's all about the following demographic. Right baby boomers are ready to retire. They haven't saved enough for retirement and yet they want to age in place, especially now after the pandemic. And 50% of their wealth is tied up in their home. That wealth totals about $7 trillion. So the solution, a potential elegant solution to that, is the use of a reverse mortgage. And what's really interesting in our country, it hasn't been that widely adopted. Of people 62 and over that take out a mortgage only two and a half percent of them take out a reverse. If you go over to the UK where they have a reverse mortgage called equity release; 25% of people 62 and over take out a reverse. So, we're incredibly excited about the prospects for that market going forward over the next several years. And then just to pivot for a second to commercial, which is where we're lending to investors that are buying properties, either to own them and rent them or to fix and flip them, huge demand there, right, as millennials, want to be in a single family home and right now the average age is 37 years old and they want something new. So strong demand to finance those properties. All three of those uncorrelated.

HOPE KING - IPO Edge: And this prospects that you're speaking about the process that you mentioned, I want to talk more about that, because when you become a publicly listed company, you will have maybe more easy access to raising more capital. What's in the pipeline for growth?

PATTI COOK - Finance of America: So, you're exactly right. When we look at growth, we can grow one of two ways. We can grow organically, which we've done, and innovate and create new products on our own. And that does take capital, right. You've got a period of time where you're doing R&D, you're developing the product and then ultimately you launch it. You also can grow and innovate through acquisitions. So, if we see a company with a particular product or that's in a particular line of business that we think would be a creative to the platform and continue to support that mantra of cycle-resistant earnings, then yes, we can use the capital to do both.

HOPE KING - IPO Edge: And in terms of the three parts of your business which parts have fared the best during this pandemic going into the future, looking at how you might grow each part? Talk a little about that.

PATTI COOK - Finance of America: Yeah also, great question. So, the thing about the diversification of the platform is you have optionality, right? And if you look at mortgage clearly the upside today is in the forward mortgage business. And we saw that in March and wanted to be sure we took advantage of the opportunity. The opportunity was in two things, right? One, make sure you had all your resources pointed at Refi. And the other is there’s a sub segment of the mortgage market called MSR that had gotten incredibly cheap during that time period. Prior to March, we'd been selling that asset. In March, we decided to retain MSR and in fact subsequently partnered with investors to raise a fund a $500 million to invest in MSR. So, we were well poised to take advantage of the forward market. At the same time, there were some headwinds in our commercial lending space, right? The economy was uncertain. We wanted to pause and make sure we understood what the implications were going to be for those borrowers. So, we actually suspended our originations and commercial for a few months and took almost 75 people and pivoted them over to mortgage. So, I think that's a good example. We've since brought our commercial product back. But I think it speaks volumes about the agility and the flexibility of our platform--the opportunity--they capitalize on a sector when it’s good but know to back off if it's not.

HOPE KING - IPO Edge: And it does sound like nimble decision making there will help you as well to adjust in the future, depending on how this pandemic shakes out. Patti, we’ve talked about so many things. We've talked about your technology, the three parts of your business, your pipeline for growth and raising capital now when you become public. What is the most important thing, though, that you think investors should know about finance of America?

PATTI COOK - Finance of America: I want them to know we're different. And we're different, in a good way. We're not just a mortgage company. We're built for the long term, for stability, and to generate cycle resistant earnings to our three lending segments and our two other businesses that augment them.

HOPE KING - IPO Edge: Wonderful Patty, thank you so much for spending time with us today IPO edge.

PATTI COOK - Finance of America: Yeah, thanks Hope.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.